UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Salem Communications Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

794093 10 4 (CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 794093 10 4	Amendment No. 14 to Schedule 13G	Page 2 of 7 Pages

1.

Name of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

 Stuart W. Epperson,* individually and (i) Stuart W. Epperson, Trustee, Kathryn Epperson Fonville Trust U/A DTD 3/31/99 (“Kathryn Trust”), (ii) Stuart W. Epperson, Trustee, Stuart W. Epperson, Jr. Trust U/A DTD 3/31/99 (“Stuart Trust”), (iii) Stuart W. Epperson, Trustee, Kristine J. Epperson McBride Trust U/A DTD 3/31/99 (“Kristine Trust”), and (iv) Stuart W. Epperson, Trustee, Karen Epperson Deneui Trust U/A DTD 3/31/99 (“Karen Trust”).

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 51,250 6. Shared Voting Power 2,802,354 7. Sole Dispositive Power 1,063,770 8. Shared Dispositive Power 2,802,354

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,866,124
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row 9 20.0%
12.	Type of Reporting Person* IN, OO (Trustee)

*

Stuart W. Epperson, is Trustee for each of the Kathryn Trust, Stuart Trust, Kristine Trust and the Karen Trust (collectively, the “Children Trusts”) for all purposes other than voting matters. Kathryn Epperson Fonville, Stuart W. Epperson, Jr., Kristine J. Epperson McBride and Karen Epperson Deneui must act by a majority vote (i.e., 3 of the 4 individuals must vote in favor of a particular matter) to vote the shares contained in the Children Trusts.

CUSIP NO. 794093 10 4	Amendment No. 14 to Schedule 13G	Page 3 of 7 Pages

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Kathryn Epperson Fonville Trust U/A DTD 3/31/99

Stuart W. Epperson, Jr. Trust U/A DTD 3/31/99

Kristine J. Epperson McBride Trust U/A DTD 3/31/99

Karen Epperson Deneui Trust U/A DTD 3/31/99

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,012,520 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,012,520
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) OO (Trusts)

CUSIP NO. 794093 10 4			Amendment No. 14 to Schedule 13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer Salem Communications Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices 4880 Santa Rosa Road Camarillo, California 93012

Item 2(a).	Name of Person Filing

	(A)	Stuart W. Epperson

	(B)	Kathryn Epperson Fonville Trust U/A DTD 3/31/99, Stuart W. Epperson, Jr. Trust U/A DTD 3/31/99, Kristine J. Epperson
McBride Trust U/A DTD 3/31/99, and Karen Epperson Deneui Trust U/A DTD 3/31/99

Item 2(b).	Address of Principal Business Office or, if None, Residence

(A) and (B): 4880 Santa Rosa Road Camarillo, California 93012

Item 2(c).	Citizenship

	(A)	United States of America

	(B)	United States of America

Item 2(d).	Title of Class of Securities This Amendment No. 14 to the Statement on Schedule 13G (this “Statement”) relates to the Issuer’s Class A Common Stock, $0.01 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number 794093 10 4

Item 3.	Not Applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

		(A)	3,866,124

Stuart W. Epperson, is deemed to beneficially own: (i) 2,802,354 shares for which he shares voting and dispositive power with his wife, Nancy A. Epperson, (ii) 51,520 shares subject to options currently exercisable or exercisable within 60 days and (iii) 1,012,520 shares held in the Children Trusts for which he has sole dispositive power and no voting power.

		(B)	1,012,520

Kathryn Epperson Fonville Trust U/A DTD 3/31/99, Stuart W. Epperson, Jr. Trust U/A DTD 3/31/99, Kristine J. Epperson McBride Trust U/A DTD 3/31/99 and Karen Epperson Deneui Trust U/A DTD 3/31/99 have voting power and no dispositive power.

CUSIP NO. 794093 10 4			Amendment No. 14 to Schedule 13G	Page 5 of 7 Pages

	(b)	Percent of Class:

		(A)	20.0%

		(B)	5.2%

The percentages in (A) and (B) have been calculated based on 19,362,902 shares of Common Stock issued and outstanding as of November 1, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the Securities and Exchange Commission on November 8, 2013 (File No. 000-26497).

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

(A) 51,520 (B) 1,012,520

		(ii)	Shared power to vote or to direct the vote:

(A) 2,802,354 (B) 0

		(iii)	sole power to dispose or to direct the disposition of:

(A) 1,063,770 (B) 0

		(iv)	shared power to dispose or to direct the disposition of:

(A) 2,802,354 (B) 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP NO. 794093 10 4	Amendment No. 14 to Schedule 13G	Page 6 of 7 Pages

Exhibit No.	Description
1

Joint Filing Agreement, incorporated by reference to Amendment No. 2 to the Schedule 13G (File No. 005-58135) filed with the Securities and Exchange Commission on February 14, 2003 by Stuart W. Epperson and Nancy A. Epperson.

CUSIP NO. 794093 10 4	Amendment No. 14 to Schedule 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 14 to Schedule 13G is true, complete and correct.

Dated as February 12, 2014

/s/Stuart W. Epperson
Stuart W. Epperson

/s/Stuart W. Epperson
Stuart W. Epperson, Trustee, Kathryn Epperson Fonville Trust U/A DTD 3/31/99

/s/Stuart W. Epperson S
Stuart W. Epperson, Trustee, Stuart W. Epperson, Jr. Trust U/A DTD 3/31/99

/s/Stuart W. Epperson
Stuart W. Epperson, Trustee, Kristine J. Epperson McBride Trust U/A DTD 3/31/99

/s/Stuart W. Epperson
Stuart W. Epperson, Trustee, Karen Epperson Deneui Trust U/A DTD 3/31/99